parmalat

RECEIVED
SEP 11 2006
213

SUPPL

06016743

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, August 31, 2006

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "<u>Commission</u>") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "<u>Company</u>"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

PROCESSED
SEP 14 2006
THOMSON
FINANCIAL

9/12

Enclosures

parmalat

PRESS RELEASE

Sale of certain holdings in Italy and Australia

Parmalat Spa communicates that, as part of the restructuring process of the Group, it has sold 100% of its Italian subsidiary Italcheese S.p.A. as well as stakes held indirectly in some Australian companies.

Italcheese SpA is an Italian company that commercialises and stores food products and in 2005 generated Euro 27 million in revenues.

The Australian holdings (Norco Pauls Milk Joint Venture, Norcofields Pty Ltd, The Norcofields Unit Trust, Fieldco Pty Ltd, The Fieldco Unit Trust, Gold Coast Milk Pty Ltd e Beaudesert Milk Pty Ltd) were held in a joint venture agreement with Norco Co-operative Ltd and were sold following the approval of the Composition with Creditors of the Parmalat Group of 1 October 2005 and the consequent exercise of the call option accorded to the partner under the joint venture agreement.

The proceeds of the sale of these Australian participations will be applied to reducing indebtedness towards the Group's Australian bank lenders and therefore to decreasing the interest due by AUD 5 million (approximately Euro 3 million) annually. The sale will result in a marginal decrease in EBITDA of approximately AUD 6.3 million (approximately Euro 3.7 million).

Parmalat S.p.A

Collecchio, August 31st, 2006

<u>Contacts</u>
e-mail: affari.societari@parmalat.net

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 63,896 euros to 1,640,757,886 euros from 1,640,693,990 euros. The share capital increase is totally due to the conversion of warrants for 63,896 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 59,187,515 shares representing approximately 3.6% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 17,023,647 or 1.0% of the share capital, registered in the name of individually identified commercial creditors, are still deposited by the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 21,763,451 shares as at as at July 21, 2006);
- 42.163.868 or 2,6% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - 120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - 42,043,868 or 2.6% of share capital that pertain to currently undisclosed creditors (compared with 44,936,482 shares as at July 21, 2006).

Collecchio (Pr), August 31st, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

parmalat BANCA POPOLARE ITALIANA

PRESS RELEASE

Parmalat and Banca Popolare Italiana in settlement agreement

Parmalat SpA (hereinafter "Parmalat"), assisted by Studio Maffei Alberti, and Banca Popolare Italiana Società Cooperativa (hereinfater "BPI"), assisted by Studio Iannaccone e Associati, communicate that today agreement was reached and two contracts have been signed by which there will be a settlement of all reciprocal claims that had led to litigation arising from operations in the period preceding placement of the Parmalat Group in Extraordinary Administration (December 2003).

The contracts, which cover BPI and its direct and indirect subsidiaries, and Parmalat and its originating "procedures", bring all pending revocatory actions and all further reciprocal claims to an end, according to the following structural framework:

First Contract

1. The BPI Group will pay Parmalat a total amount of €59.5 million. Said payment will be made in two instalments
   - at time of execution of the agreement, the first instalment of €44.5 million will be paid
   - the remaining €15 million will be paid by March 31, 2007;
2. Receivables towards third parties, of approximate amount of €10 million – which had been assigned as collateral to BPI – will revert to Parmalat;
3. BPI withdraws the objections that it filed against the claims proof of Parmalat Finanziaria in Extraordinary Administration for credit claims in excess of €30 million and will abstain from claiming in

bankruptcy credits originated as a result of restitution of the agreed upon amounts.

Effective as of the date of full and timely payment of the first instalment of €44.5 million, Parmalat and its originating "procedures" will withdraw from all actions and complaints it had initiated before the Tribunal of Parma, and will abstain from submitting against the BPI Group, new complaints aiming to obtain claw back of preferential payments effected during the period provided for in Art. 67 of the B.L.

Furthermore, Parmalat and the originating "procedures" undertake, effective the date of payment of the first instalment:

- to abstain from filing as a "private party" against the BPI Group in any of the pending and future criminal proceedings that are linked in whatever manner to the Parmalat Group insolvency;
- to withdraw from all revocatory, restitution and/or damages and/or indemnity actions, and from all other actions of whatever nature or title, including actions that have resulted from facts that might hypothetically have criminal relevance and are referable to the declaration of insolvency of the Parmalat Group.

Second Contract

Parmalat will take the share parts of Sata Srl (a company traceable to the Tanzi family, presently in receivership) from which it claims credits of €149 million compared to total Sata debits of €157 million. The assignment of the share parts will take place for a consideration of €1. The Parmalat credit is presently objected to by a third party creditor, as per Art. 100 B.L.

In this connection, in furtherance of today's contracts, the BPI Group undertakes to support the emergence of Sata from bankruptcy through (i) waiver of a credit of approximately €2.5 million it claims against the above mentioned third party creditor, and (ii) cancellation of a mortgage collateral valued €28 million recorded against the real estate of Azienda Agricola Pisorno Srl, a company controlled by Sata, upon payment by this company and/or by Parmalat, in favor of BPI, of an amount of €15 million by March 31, 2007, this term being of the essence.

Parmalat communicates that Sata has liquidity of €28 million, and that

the Azienda Agricola Pisorno has an estimated value of €40 million.

* * *

The BPI Group communicates further that it has today executed a contract with the companies Parmatour S.p.A. in a.s., Nuova Holding S.p.A. in a.s., Hit S.p.A.in a.s., Hit International S.p.A. in a.s. (hereinafter the "Parmatour Procedures"), assisted by Studio Tracanella.

- In accordance with said contract, the BPI Group undertakes to pay Parmatour €12 million in full satisfaction of all and any claims filed, or potentially fileable, by the Parmatour Procedures, to renounce its credits that have been admitted as unsecured credits in the claims role of Parmatour for an amount of €26,912,783.15, and to return to Parmatour an amount of €715,194.15 which is being held in a certain restricted bank account that was opened according to a Interbank Treaty dated April 29, 2003, among some banking institutions and Parmatour.

The Parmatour Procedures

- Undertake to abstain from filing as a "private party" against the BPI Group in any of the pending and future criminal proceedings that are linked in whatever manner to the Parmatour insolvency;
- Withdraw, with respect to the BPI Group, from all revocatory, restitution and/or damages and/or indemnity actions, and from all other actioins of whatever nature or title, including actions that have resulted from facts that might hypothetically have criminal relevance, which are referable to the declaration of insolvency of Parmatour, and from whatever claim which may consist of possible charges of responsibility in the causation and/or the deepening and/or the delayed declaration of insolvency of Parmatour.

The Boards of Parmalat and Banca Popolare Italiana have expressed their satisfaction that agreement has been reached.

August 4, 2006, 5 p.m. European time.

parmalat

Addendum to U.S. class action press release

Parmalat SpA makes this supplemental release to further clarify its press release regarding the securities class action in the Southern District of New York (SDNY).

The federal judge of New York has allowed the securities class action plaintiffs of the "Parmalat Securities Litigation" to file a Third Amended Complaint, which includes allegations that new Parmalat SpA should be held liable for alleged violations of the American securities laws by the former Parmalat companies which were in Extraordinary Administration.

The judge's decision does not in any way address the merits of the allegations in the class action complaint or whether the New York court has jurisdiction over these claims. As Parmalat SpA communicated earlier, the judge also refused at this time to decide whether this case is appropriate as a "class action" under American law, and has postponed that question until additional discovery is taken by all the defendants in the class action case.

Parmalat S.p.A.

Collecchio, July 29, 2006

Cormpany contact
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

The Board of Directors examinate the Preliminary Figures at June 30, 2006

- **Sales continue on an upward trend: consolidated revenues increase to 1,972.8 million euros (+6.8%)**
- **EBITDA also grew, rising to almost 160 million euros (+21.4%)**
- **The consolidated net financial position improved by 53 million euros, amounting to 316.5 million euros (-14%)**

Parmalat Spa announces that the Company's Board of Director, meeting today with the chairmanship of Raffaele Picella, examinate the preliminary figures at June 30, 2006. These figures confirm that the Company's operating performance is continuing to improve.

The Group

(The figures for the first half of 2005 are pro forma restated data)

In the first half of 2006, **consolidated net revenues** totaled 1,972.8 million euros, or 6.8% more than the 1,847.8 million euros booked in the same period last year.

EBITDA increased by 21.4% to 159.9 million euros, compared with 131.7 million euros at June 30, 2005. The return on sales was also up, rising to 8.1% (7.1% in 2005) also due to lower provisioning equal to a reduction by 6 million euro compared to 2005.

This improvement mainly reflects a strong performance in Italy, Africa and Venezuela and favorable developments in foreign exchange parities, particularly the exchange rate of the Canadian dollar versus the euro.

A breakdown of the results by country is provided below:

(in millions of euros)	First half 2005 Net revenues	EBITDA	as a % of net revenues	First half 2006 Net revenues	EBITDA	as a % of net revenues
Italy	598.0	37.4	*6.3*	585.0	48.1	*8.2*
Canada	603.4	43.9	*7.3*	648.1	54.1	*8.4*
Australia	192.2	16.4	*8.5*	218.4	14.7	*6.7*
Africa (consolidated)	149.1	15.4	*10.3*	178.2	19.4	*10.9*
Spain	109.1	8.3	*7.6*	99.7	2.2	*2.2*
Portugal	32.9	3.4	*10.3*	39.0	4.1	*10.5*
Russia	19.1	2.4	*12.7*	26.5	3.9	*14.8*
Romania	5.0	1.5	*29.7*	5.5	1.2	*21.7*
Nicaragua	12.6	1.6	*12.7*	13.2	2.0	*14.9*
Cuba	0.5	(0.3)	*(66.4)*	3.6	1.0	*28.0*
Venezuela	70.4	5.2	*7.3*	91.1	15.0	*16.4*
Ecuador	0.0	(0.4)	*n.a.*	1.0	(0.3)	*(28.1)*
Colombia	45.9	4.7	*10.3*	55.5	5.5	*9.9*
Other *	9.5	(7.9)	*n.a.*	8.1	(10.9)	*n.a.*
Group	**1,847.8**	**131.7**	***7.1***	**1,972.8**	**159.9**	***8.1***

*Other: Italcheese S.p.A., holding companies and eliminations.

Specifically:

In **Italy**, following the optimization of product mix which caused a sales decrease of non typical products for an amount of 19,6 million euros, consolidated revenues totaled 585.0 million euros, slightly less (-2.2%) than the 598.0 million euros reported in the first half of 2005. The reason for this shortfall is a decrease in revenues from the sale of non-core products, which had a negative impact of 19.6 million euros, offset in part by higher sales of functional/healthy living products with greater added value. The optimization of product mix, coupled with a strict cost control policy, produced an expansion in EBITDA, which rose to 48.1 million euros, or 10.7 million euros more than in the first six months of 2005 (37.4 million euros). The return on sales also improved, rising from 6.3% in 2005 to 8.2% this year.

In **Canada,** consolidated revenues, aided also by the positive impact of a favorable exchange rate, increased to 648.1 million euros, a gain of 7.4% compared with the 603.4 million euros booked in the first half of 2005.
EBITDA improved to 54.1 million euros, or 10.3 million euros more (+23.2%) than the 43.9 million euros earned in the first six months of 2005, causing the return on sales to rise to 8.4% (7.3% in 2005).
Even though there were fewer delivery and billing days than in the first half of 2005 (one week less), the Canadian operations were able to report higher revenues and EBITDA thanks to a price increase implemented earlier in the year and a change in the product mix.

parmalat

In **Australia,** consolidated revenues reached 218.4 million euros at June 30, 2006, up 13.6% from the 192.2 million euros booked in the first six months of 2005. EBITDA decreased by 1.7 million euros, falling from 16.4 million euros to 14.7 million euros. The return on sales contracted by 1.8%
The decrease of EBITDA will be recovered during the following semester due to the improvement of product mix and to targeted publicity expenses.

In **Africa,** consolidated revenues were up a healthy 19.5%, rising from 149.1 million euros in the first half of 2005 to 178.2 million euros in the same period this year. EBITDA were also up (from 15.4 million euros to 19.4 million euros) and the return on sales improved from 10.3% to 10.9%.
An increase in unit sales, made possible by a rapidly growing local economy, and a change in product mix accounted for this improvement.

Aside from the Spanish companies, which are continuing to experience a difficult situation, the operations in the other countries reported excellent operating results compared with the first half of 2005. The companies in South America (Colombia and Venezuela) performed especially well

At June 30, 2006, the Group's **net financial position** showed indebtedness of 316.5 million euros, down sharply from the 369.3 million euros owed at the end of 2005. The net indebtedness of the Venezuelan operations alone amounted to about 150 million euros.

Parmalat SpA

The Group's Parent Company reported **net revenues** of 504.5 million euros, or 4% less than the 525.7 million euros booked in the first half of 2005. In this case as well, lower sales of non-core products, offset in part by higher shipments of functional/healthy living products with greater added value, account for this decrease.

EBITDA totaled 32 million euros, a gain of 8.6 million euros compared with the 23.4 million euros earned in the first six months of 2005. The return on sales rose to 6.3%, compared with 4.5% in 2005.
This improvement was made possible by a greater preponderance of functional/healthy living products within the product mix and by the fact that the loss incurred by the network of Group-owned licensees, which in 2005 was included in the EBITDA of the Group's Parent Company, is now being allocated to Parmalat Distribuzione Alimenti (a company that is being reorganized to increase its efficiency), which is part of the Italian Strategic Business Unit
During the first half of 2006, **net financial assets** decreased from 324.5 million euros to 291.6 million euros, even though the Company's operations were cash flow positive. The decrease is attributable to extraordinary transactions, which included the payment of preferential and prededuction claims by the Group's Parent Company, expenses

incurred in connection with the extraordinary administration proceedings and legal fees, offset only in part by nonrecurring gains and dividends received from subsidiaries.

Parmalat S.p.A

Collecchio, July 28, 2006

Cormpany contact
e-mail: affari.societari@parmalat.net

parmalat

Press release

Usa Class action

Parmalat SpA informs that a federal judge of the Southern District of New York (SDNY) has allowed class plaintiffs of the "Parmalat Securities Litigation" to file the Third Amended Complaint, which includes Parmalat SpA among the defendants. Said class action is pending now for over two years in front of the SDNY. The judge has denied ceritification in his July 21, 2006 ruling.

Other defendants in this class action are Deloitte & Touche (and, as an individual, Mr. James Copeland), Grant Thornton, Citigroup (including Buconero, Vialattea, Eureka Securitization), Bank of America, Credit Suisse, Banca Nazionale del Lavoro, Banca Intesa, Morgan Stanley, the law offices of Pavia Ansaldo and of Zini Associates, and number of individuals.

Defendants may conduct discovery with respect to class certification until September 21, 2006.

Parmalat S.p.A

Collecchio, July 28, 2006

Cormpany contact
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

The Proposal of Composition with Creditors of Boschi Luigi e Figli S.p.A. was approved

Parmalat Spa communicates that on July, 27 2006 the Court of Parma filed Decision N° 5 of July, 26 2006 with the office of the Clerk of the Court of Parma.

This decision validates the Composition with Creditors proposed by the Extraordinary Commissioner of Boschi Luigi e Figli S.p.A. in Extraordinary Administration pursuant to art. 4 *bis* of Law N° 166 of July 5, 2004 and Legislative Decree N° 119 of May, 3 2004, as amended.

Due to the validation of the Composition with Creditors, Boschi Luigi e Figli S.p.A. is no longer considered insolvent and will be included in the area of consolidation of the Parmalat Group starting from the third quarter 2006.

Parmalat S.p.A

Collecchio, 28 th July 2006

<u>Contacts:</u>
e-mail: affari.societari@parmalat.net